Exhibit (a)(5)(A)

Box, Inc. Announces Commencement of Modified Dutch Auction Tender Offer to Purchase Up to

$500 Million of its Class A Common Stock

REDWOOD CITY, Calif., June 2, 2021 — (BUSINESS WIRE) — Box, Inc. (NYSE: BOX), the leading Content Cloud, today announced that it commenced a “modified Dutch Auction” tender offer to purchase up to $500 million in value of shares of its issued and outstanding Class A common stock, or such lesser number of shares of its Class A common stock as are properly tendered and not properly withdrawn, at a price not less than $22.75 per share nor greater than $25.75 per share, to the seller in cash, less any applicable withholding taxes and without interest. The tender offer is made in accordance with the terms and subject to the conditions described in the offer to purchase and the related letter of transmittal, as each may be amended or supplemented from time to time.

The closing price of Box’s Class A common stock on the New York Stock Exchange on June 1, 2021, the last full trading day before the commencement of the tender offer, was $23.97 per share. The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on June 29, 2021, unless the offer is extended or terminated. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.

The purpose of the tender offer is to return capital to Box stockholders. In particular, Box believes the modified “Dutch auction” tender offer set forth in this offer to purchase is a mechanism that will provide all Box stockholders with the opportunity to tender all or a portion of their stock if they so elect at a price they may select within the specified range. In addition, the tender offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their stock holdings, without potential disruption to the stock price and the usual transaction costs inherent in open market purchases and sales. Stockholders who choose not to participate will increase their relative percentage interest in Box and its future results.

The tender offer is not conditioned on any minimum number of shares being tendered. However, the tender offer is subject to a number of other terms and conditions, which are described in detail in the offer to purchase. Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the offer to purchase, the related letter of transmittal and other related materials, which will be mailed to stockholders of record promptly after commencement of the tender offer.

The information agent for the tender offer is Innisfree M&A Incorporated. The depositary for the tender offer is Computershare Trust Company, N.A. The dealer manager for the tender offer is Morgan Stanley & Co. LLC. For all questions relating to the tender offer, please call the information agent, Innisfree M&A Incorporated, toll-free at 1 (877) 750-8233; banks and brokers may call the dealer manager, Morgan Stanley & Co. LLC at 1 (855) 483-0952.

None of Box, the members of its board of directors, the dealer manager, the information agent or the depositary, or any of their respective affiliates, makes any recommendation as to whether any stockholder should participate or refrain from participating in the tender offer or as to the purchase price or purchase prices at which stockholders may choose to tender their shares in the tender offer. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should consult their own financial and tax advisors and read carefully and evaluate the information in the offer to purchase, the related letter of transmittal and other related materials (as they may be amended or supplemented), including the reasons for the tender offer.

About Box, Inc.

Box (NYSE: BOX) the leading Content Cloud that enables organizations to accelerate business processes, power workplace collaboration, and protect their most valuable information, all while working with a best-of-breed enterprise IT stack. Founded in 2005, Box simplifies work for leading organizations globally, including AstraZeneca, JLL, and Morgan Stanley. Box is headquartered in Redwood City, CA, with offices in the United States, Europe, and Asia. To learn more about Box, visit http://www.box.com. To learn more about how Box powers nonprofits to fulfill their missions, visit Box.org.

Additional Information Regarding the Tender Offer

This press release is for informational purposes only. This press release is not a recommendation to buy or sell shares or any other securities of Box, and it is neither an offer to purchase nor a solicitation of an offer to sell shares or any other securities of Box. Box will be filing today a tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other related materials, with the United States Securities and Exchange Commission (the “SEC”). The tender offer will only be made pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the issuer tender offer statement on Schedule TO, in each case as may be amended or supplemented from time to time. Stockholders should read carefully the offer to purchase, the related letter of transmittal and other related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, the related letter of transmittal and other related materials that Box will be filing with the SEC at the SEC’s website at www.sec.gov. In addition, free copies of these documents may be obtained by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll-free at 1 (877) 750-8233.

Forward-Looking Statements

This press release may include statements that may constitute “forward-looking statements,” including statements regarding the timing of commencement, expiration and closing of the tender offer, the amount and the pricing of the tender offer and other terms and conditions of the tender offer and statements containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. The actual success of the planned tender offer is subject to a number of factors, including (1) developments or changes in economic or market conditions, (2) developments or changes in the securities markets, (3) developments or changes in our business, financial condition or cash flows, and (4) the factors identified under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as amended, and in other reports filed by Box with the SEC. The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

Contacts

Investors:

Elaine Gaudioso

+1 650-209-3467

ir@box.com

Media:

Denis Roy and Rachel Levine

+1 650-543-6926

press@box.com